Exhibit 99.1

For Investors:
Keith Helming Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Second Quarter 2012 Financial Results

Adjusted net income for the second quarter of 2012 was $59.2 million and adjusted earnings per share was $0.43.

Amsterdam, Netherlands; August 7, 2012 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the second quarter ended June 30, 2012.

Second Quarter 2012 Net Income and Earnings Per Share

•                  Second quarter 2012 reported net income was $29.6 million, compared with $30.8 million for the same period in 2011. Second quarter 2012 reported basic and diluted earnings per share was $0.21, compared with reported basic and diluted earnings per share of $0.21 for the same period in 2011.

•                  Second quarter 2012 adjusted net income was $59.2 million, compared with second quarter 2011 adjusted net income of $72.8 million. Second quarter 2012 adjusted earnings per share was $0.43, compared with $0.49 for the same period in 2011.

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended June 30,			Six months ended June 30,
	2012	2011	% increase/ (decrease)	2012	2011	% increase/ (decrease)

Net income	$29.6	$30.8	(4)%	$94.6	$102.9	(8)%
Plus: mark-to-market of interest rate caps, net of tax	7.0	18.9	(63)%	9.8	20.3	(52)%
share-based compensation, net of tax	1.7	1.7	0%	3.0	3.4	(12)%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	38.3	51.4	(25)%	107.4	126.6	(15)%
Plus: buy-out of the Genesis portfolio servicing rights, net of tax	—	21.4	(100)%	—	21.4	(100)%
non-recurring charges to interest expense from the early repayment of secured loans, net of tax	20.9	—	100%	20.9	—	100%
Adjusted net income	59.2	72.8	(19)%	128.3	148.0	(13)%

Both reported and adjusted net income in the second quarter of 2012 decreased from the same period in 2011. The decrease in adjusted net income was mainly the result of increased default and restructuring related expenses of $6.9 million, net of tax, and a lower gain on the sale of aircraft of $4.5 million, net of tax, in the second quarter of 2012 compared with the second quarter of 2011.

Aengus Kelly, CEO of AerCap, commented: “During the second quarter of 2012 AerCap continued to increase shareholder value by generating $59 million of adjusted net income and executing an unsecured debt offering, which represented an industry milestone. In addition, we demonstrated our commitment to enhance shareholder value by repurchasing 5.6 million shares and recently increased our share repurchase program to $200m. This, along with opportunistic aircraft acquisitions such as our transaction with Singapore Airlines, our pro active aircraft sales policy and robust liquidity profile will continue to drive AerCap’s industry leading returns.”

Additional Second Quarter 2012 Financial Highlights

•                  Net interest margin earned on lease assets, or net spread, was $173.1 million in the second quarter of 2012 compared with $177.3 million for the same period in 2011. Net interest margin as a percentage of average lease assets was 8.67% for second quarter 2012 as compared to 8.83% for second quarter 2011. The decrease in net interest margin is driven by the impact from the delivery of new aircraft and costs related to defaults which occurred in previous periods.

•                  Total assets were $9.3 billion at June 30, 2012, a decrease of 3% over total assets of $9.6 billion at June 30, 2011. The net decrease is attributable to the sale of AeroTurbine, which was only partially offset by new aircraft deliveries.

•                  Debt to equity ratio was 2.7 to 1 at June 30, 2012, compared to 2.8 to 1 at June 30, 2011.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2012 are $1,097 million, of which $518 million closed in the first six months of 2012.

•                  In the second quarter of 2012, we closed three financing transactions totaling approximately $340 million, including a $300 million senior unsecured notes issuance. The total amount of financing transactions completed in the year to date is $650 million.

•                  In the second quarter of 2012, we purchased 5.6 million shares (including 5.0 million shares purchased from Cerberus Capital Management, L.P.) at a cost of $62.7 million. The average purchase price of the 5.6 million shares was $11.22. The book value per share at June 30, 2012 was $17.20.

AerCap’s CFO, Keith Helming, added: “During the first half of 2012, we completed $650 million of new financing transactions and generated over $300 million of operating cash flow.  With a debt/equity ratio at 2.7 times and $750 million of total cash on hand at the end of the second quarter, we are well positioned to respond to investment opportunities that may arise to maximize shareholder value.”

Revenue Breakdown

	Three months ended June 30,			Six months ended June 30,
	2012	2011	% increase/ (decrease)	2012	2011	% increase/ (decrease)

Lease revenue:
Basic lease rents	$234.9	$238.4	(1)%	$470.1	$475.5	(1)%
Maintenance rents and other receipts	12.5	26.1	(52)%	30.1	46.3	(35)%
Lease revenue	247.4	264.5	(6)%	500.2	521.8	(4)%
Net gain on sale of assets	0.7	6.5	(89)%	0.4	5.2	(92)%
Management fees and interest income	4.5	5.7	(21)%	9.7	11.4	(15)%
Other revenue	0.3	0.4	(25)%	0.5	2.8	(82)%
Total revenue	$252.9	$277.1	(9)%	$510.8	$541.2	(6)%

Basic lease rents were $234.9 million for the second quarter of 2012, a decrease of 1% compared with the same period in 2011. Our average lease assets decreased by 1% to $8.0 billion compared with the second quarter of 2011.

Basic rents, maintenance rents and other receipts, or total lease revenue, for the second quarter of 2012 was $247.4 million, compared to $264.5 million for the same period in 2011, a decrease of 6%. This is mainly due to a decrease in maintenance rents and other receipts.

Net gain on sale of aircraft for the second quarter of 2012 was $0.7 million, compared to $6.5 million for the same period in 2011. During the second quarter of 2012 we sold one A330 aircraft, one A320 aircraft and one B757 aircraft.

	Three months ended June 30,			Six months ended June 30,
	2012	2011	% increase/ (decrease)	2012	2011	% increase/ (decrease)

Basic lease rents	$234.9	$238.4	(1)%	$470.1	$475.5	(1)%

Interest on debt	93.7 (a)	82.9	13%	157.6 (a)	141.6	11%
Plus: mark-to-market of interest rate caps	(8.0)	(21.8)	(63)%	(11.3)	(23.5)	(52)%
non-recurring charges to interest expense from repayment of secured loans	(23.9)	—	100%	(23.9)	—	100%
Interest on debt excluding the impact of mark-to-market of interest rate caps and non-recurring charges to interest expense from the early repayment of secured loans	61.8	61.1	1%	122.4	118.1	4%

Net interest margin, or net spread	$173.1	$177.3	(2)%	$347.7	$357.4	(3)%

(a)         Interest on debt for the quarter ended June 30, 2012 includes $6.5 million of amortization of debt issuance costs. Interest on debt for the three and six months ended June 30, 2012 includes $23.9 million non-recurring charges to interest expense from the early repayment of secured loans from the proceeds of our $300 million senior unsecured notes issuance.

As shown in the table above, interest expense excluding the impact of the mark-to-market of interest rate caps and non-recurring charges to interest expense from the early repayment of secured loans was $61.8 million in the second quarter of 2012, a 1% increase compared with the second quarter of 2011. Net spread in the second quarter of 2012 decreased 2% compared with the same period in 2011.

Selling, General and Administrative Expenses Breakdown

	Three months ended June 30,				Six months ended June 30,
	2012	2011		% increase/ (decrease)	2012	2011		% increase/ (decrease)

Aircraft management fees	$0.5	$25.8	(a)	(98)%	$1.0	$27.4	(a)	(96)%
Mark-to-market of foreign currency hedges, foreign currency balances and other derivatives	1.8	(0.4)		(550)%	(3.1)	(7.6)		(59)%
Share-based compensation expenses	1.9	1.7		12%	3.4	2.9		17%
Other selling, general and administrative expenses	17.5	22.3		(22)%	36.7	43.5		(16)%
Total selling, general and administrative expenses	$21.7	$49.4		(56)%	$38.0	$66.2		(43)%

(a)         Aircraft management fees for the three and six months ended June 30, 2011 includes $24.5 million one-time charge relating to the buy-out of the Genesis portfolio servicing rights.

Effective Tax Rate

AerCap’s blended effective tax rate during the first six months of 2012 was 8.0%. The blended effective tax rate in 2011 was 6.7%.

Financial Position

	June 30, 2012	June 30, 2011	% increase/ (decrease) over June 30, 2011

Total cash (incl. restricted)	$765.1	$535.1	43%
Flight equipment held for lease	8,027.5	8,158.2	(2)%
Total assets	9,289.1	9,571.0	(3)%
Debt	6,225.0	6,519.2	(5)%
Total liabilities	6,974.3	7,254.8	(4)%
Total equity	2,314.8	2,316.2	(0)%

Debt/equity ratio	2.7	2.8	(4)%

As of June 30, 2012, AerCap’s portfolio consisted of 347 aircraft that were either owned, on order, under contract or letter of intent, or managed. Total assets were $9.3 billion at June 30, 2012, a decrease of 3% over total assets of $9.6 billion at June 30, 2011. The net decrease is attributed to the sale of AeroTurbine, which was only partially offset by new aircraft deliveries.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

In addition to GAAP net income and earnings per share, we believe these measures may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation to net income for the three- and six -month periods ended June 30, 2012 and 2011:

		Three months ended June 30,				Six months ended June 30,
		2012		2011	% increase/ (decrease)	2012	2011	% increase/ (decrease)

Net income		$29.6		$30.8	(4)%	$94.6	$102.9	(8)%
Plus:	mark-to-market of interest rate caps, net of tax	7.0		18.9	(63)%	9.8	20.3	(52)%
	share-based compensation, net of tax	1.7		1.7	0%	3.0	3.4	(12)%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation		38.3	(a)	51.4	(25)%	107.4	126.6	(15)%

(a)         Second quarter 2012 adjusted net income of $59.2 million also excludes the non-recurring charges to interest expense from the early repayment of secured loans of $20.9 million, net of tax.

(b)         Second quarter 2011 adjusted net income of $72.8 million also excludes the one-time charge relating to the buy-out of the Genesis portfolio servicing rights of $21.4 million, net of tax.

Net interest margin, or net spread (refer to second table under Revenue breakdown section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The reconciliation of net spread to basic rents for the three month periods ended June 30, 2012 and 2011 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Tuesday, August 7, 2012 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-480-629-9692 or (International) +31-20-794-8504 and referencing code 4542879 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

To participate in either event, please register at: http://client.sharedvalue.net/AerCap/Q212

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. Dollars)

	June 30, 2012	December 31, 2011	June 30, 2011

Assets
Cash and cash equivalents	$474,251	$411,081	$344,061
Restricted cash	290,835	237,325	191,026
Trade receivables, net of provisions	11,358	16,063	60,895
Flight equipment held for operating leases, net	8,027,488	7,895,874	8,158,226
Flight equipment held for sale	—	—	26,536
Net investment in direct finance leases	23,482	25,094	27,327
Notes receivables, net of provisions	4,110	5,200	14,531
Prepayments on flight equipment	71,324	95,619	129,042
Investments	88,694	84,079	78,345
Goodwill	—	—	6,776
Intangibles	23,825	29,677	48,809
Inventory	7,167	13,953	132,796
Derivative assets	13,102	21,050	58,873
Deferred income taxes	85,531	91,258	85,613
Other assets	167,912	181,359	208,181
Total Assets	$9,289,079	$9,107,632	$9,571,037

Liabilities and Equity

Accounts payable	$1,332	$4,142	$20,827
Accrued expenses and other liabilities	76,510	74,458	86,700
Accrued maintenance liability	503,616	452,582	433,841
Lessee deposit liability	102,210	102,844	107,606
Debt	6,224,987 *	6,111,165	6,519,233
Accrual for onerous contracts	—	3,971	6,739
Deferred revenue	44,780	47,994	48,505
Derivative liabilities	20,831	27,159	31,364
Total liabilities	6,974,266	6,824,315	7,254,815

Ordinary share capital €0.01 par value (250,000,000 ordinary shares authorized, 149,232,426 ordinary shares issued and outstanding)	1,570	1,570	1,570
Additional paid-in capital	1,343,602	1,340,205	1,336,850
Treasury stock (14,923,242 ordinary shares)	(162,719)	(100,000)	(1,449)
Accumulated other comprehensive income (loss)	(10,411)	(8,513)	(1,292)
Accumulated retained earnings	1,138,565	1,043,974	974,681
Total AerCap Holdings N.V. shareholders’ equity	2,310,607	2,277,236	2,310,360
Non-controlling interest	4,206	6,081	5,862
Total Equity	2,314,813	2,283,317	2,316,222

Total Liabilities and Equity	$9,289,079	$9,107,632	$9,571,037

* Includes $64.3 million of subordinated debt received from our joint venture partners

Supplemental information	June 30, 2012	December 31, 2011	June 30, 2011
Debt/equity ratio	2.7	2.7	2.8
Debt/equity ratio (adjusted for subordinated debt)	2.6	2.6	2.7

AerCap Holdings N.V.

Unaudited Consolidated Income Statements

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Revenues
Lease revenue	$247,443	$264,535	$500,181	$521,777
Net gain on sale of assets	653	6,498	434	5,183
Management fee revenue	4,174	5,089	8,704	10,237
Interest revenue	324	601	946	1,181
Other revenue	285	355	514	2,811
Total Revenues	252,879	277,078	510,779	541,189

Expenses
Depreciation	93,087	90,818	182,115	181,243
Asset impairment	—	—	—	7,749
Interest on debt	93,654	82,916	157,621	141,617
Operating lease-in costs	380	2,989	2,902	6,040
Leasing expenses	17,866	18,684	36,343	29,780
Provision for doubtful accounts	—	2,350	—	2,311
Selling, general and administrative expenses	21,718	49,413	38,046	66,247
Total Expenses	226,705	247,170	417,027	434,987

Income from continuing operations before income taxes and income of investments accounted for under the equity method	26,174	29,908	93,752	106,202

Provision for income taxes	(1,619)	(1,781)	(7,497)	(7,554)
Net income of investments accounted for under the equity method	3,725	2,517	6,462	5,171

Net Income from continuing operations	28,280	30,644	92,717	103,819

Income (loss) from discontinued operations, net of tax (AeroTurbine)	—	64	—	(582)

Net income	28,280	30,708	92,717	103,237

Net loss (income) attributable to non-controlling interest	1,301	134	1,874	(306)

Net Income attributable to AerCap Holdings N.V	$29,581	$30,842	$94,591	$102,931

Total earnings per share, basic and diluted	$0.21	$0.21	$0.68	$0.69

Weighted average shares outstanding, basic and diluted	138,717,200	149,211,244	139,308,322	149,221,776

Certain reclassifications have been made to prior years Unaudited Consolidated Income Statements to reflect the current year presentation.

AerCap Holdings N.V.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended June 30,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2012	2011	2012	2011

Net income	$28,280	$30,708	$92,717	$103,237
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	93,087	98,855	182,115	197,177
Asset impairment	—	4,984	—	12,733
Amortization of debt issuance costs	30,426	10,097	37,541	17,548
Amortization of intangibles	2,875	4,555	5,852	9,828
Provision for doubtful accounts	—	2,391	—	4,034
Capitalised interest on pre-delivery payments	(284)	(13)	(620)	(52)
Net gain on sale of assets	(653)	(9,316)	(434)	(8,838)
Mark-to-market of non-hedged derivatives	7,217	13,311	3,433	(5,065)
Deferred taxes	1,404	2,246	5,999	10,105
Share-based compensation	1,932	2,029	3,397	4,302
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(692)	(1,294)	5,795	(15,659)
Inventories	1,697	247	6,786	(121)
Other assets and derivative assets	(84)	(4,477)	(5,798)	(33,420)
Other liabilities	(5,432)	(9,479)	(9,489)	(50,749)
Deferred revenue	(1,865)	(2,815)	(3,214)	(10,612)
Net cash provided by operating activities	157,908	142,029	324,080	234,448

Purchase of flight equipment	(216,028)	(138,497)	(484,675)	(498,386)
Proceeds from sale/disposal of assets	112,688	33,408	220,655	59,351
Prepayments on flight equipment	(9,636)	(7,313)	(17,842)	(15,991)
Purchase of investments	—	—	—	(2,500)
Movement in restricted cash	12,817	18,228	(53,510)	30,558
Net cash used in investing activities	(100,159)	(94,174)	(335,372)	(426,968)

Issuance of debt	469,079	728,339	823,669	1,134,243
Repayment of debt	(420,951)	(743,344)	(710,057)	(987,153)
Debt issuance costs paid	(18,362)	(9,793)	(24,288)	(24,612)
Maintenance payments received	32,567	18,795	72,275	52,702
Maintenance payments returned	(4,931)	(13,198)	(23,340)	(33,736)
Security deposits received	7,733	10,774	11,838	12,684
Security deposits returned	(9,397)	(19,233)	(11,322)	(25,950)
Repurchase of shares	(62,719)	(1,449)	(62,719)	(1,449)
Net cash provided by (used in) financing activities	(6,981)	(29,109)	76,056	126,729

Net increase (decrease) in cash and cash equivalents	50,768	18,746	64,764	(65,791)
Effect of exchange rate changes	(1,211)	2,864	(1,594)	5,402
Cash and cash equivalents at beginning of period	424,694	322,451	411,081	404,450
Cash and cash equivalents at end of period	$474,251	$344,061	$474,251	$344,061